ADVISORY BOARD AGREEMENT


     This agreement is made as of [Date], by and between Ion Laser Technology, Inc. (ILT) (also doing business as ILT Systems) and[Advisory Board Member] (Advisor) with reference to the following facts:

     ILT has developed dental laser products and Advisor desires to participate as a member of the ILT Dental Advisory Board upon the terms and conditions set forth below.

     Now, therefore, in consideration of the mutual agreements contained, the parties agree as follows:

1. Appointment as Advisor. ILT appoints Advisor and Advisor accepts such appointment as an independent advisor in connection with the ILT's development and marketing of laser and related products for the dental market.

2. Term of Agreement. The term of this agreement shall be for a period of two years from its execution date unless otherwise terminated by either party.

3. Payment of Advisor. As sole compensation to advisor for services rendered to ILT, ILT shall grant to Advisor stock options in ILT as follows: Options for _______ shares shall be granted with the execution of this agreement, and options for __________ shares at each ________ month anniversary from the effective date of this Agreement that the Advisor continues to perform services for ILT for a total of _______ years. In order to be granted the option, Advisor must still be serving in an Advisory capacity to ILT at each anniversary date. Should the agreement be terminated by either party prior to any anniversary date, no options shall be awarded for that period. All prior options granted shall be owned by Advisor and may be exercised at any time prior to expiration. ILT shall also reimburse Advisor for any out-of-pocket expenses incurred by Advisor at the request of ILT. Any such expenses shall be approved by ILT in advance.

     a. Option Price and Exercise Information. The options shall be granted at $_______ per share and may be exercised at any time prior to _______ years from the date of the grant by notifying ILT in writing of the intent to exercise and delivering to ILT the amount of the exercise price. Should Advisor terminate his services prior to the ___-year term of this agreement, earned options shall have an expiration date of twelve months from the grant date or three months from the date of termination whichever is less.

     b. Loan of Equipment. ILT may allow Advisor the use of laser equipment from time-to-time in order to receive evaluations on products from Advisor. The time of use shall be determined based on availability of equipment and the evaluation(s) requested. Said equipment shall be the property of ILT, but may be purchased by Advisor, if available for purchase, at a price of __% of retail or as otherwise negotiated. Advisor agrees to use the equipment within the parameters of the indicated uses and according to the equipment's operating instructions.

4. Use of Name, Likeness. ILT may use the Advisory Board and/or its members in scientific programs or promotional materials prepared by the company for its laser products during the term of this agreement and to the extent that advertisements cannot be canceled as of the termination of this agreement.

5. Confidentiality. This agreement shall be confidential between Advisor and ILT and shall not be disclosed without the permission of either party to the other. In addition, as a participating member of the Advisory Council, Advisor will be given certain information concerning products and technology currently in development by ILT. Advisor concurrently with the execution of this agreement, agrees to execute a Confidentiality Agreement with ILT to allow the free flow of proprietary information to Advisor from ILT.

6. Competitive Activities. Advisor will not during the term of this Agreement and for a period of one year thereafter, directly or indirectly engage or participate in or provide services to any dental laser company competing with ILT.

7. Relationship of Parties. Advisor is an independent contractor and is not an agent or employee of ILT and has no power or authority to bind ILT by contract or otherwise. Advisor shall perform services for ILT, but will determine at his/her sole discretion the manner and means by which services are accomplished, subject to the requirement that, at all times, Advisor shall comply with applicable law.

8. Advisor will indemnify ILT and hold it harmless against all claims, damages, losses, and expenses (including reasonable attorney's fees) arising out of or resulting from any breach of this Agreement or negligent act or omission or willful conduct by Advisor in the performance of services.

9. Termination. Either party may terminate this agreement in the event of breach by the other party. In addition, ILT may terminate this agreement for any reason by written notice to Advisor.

10. Limitation of Liability. IN NO EVENT SHALL ILT BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES OF ANY KIND IN CONNECTION WITH THIS AGREEMENT, EVEN IF THE COMPANY HAS BEEN INFORMED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES.

11. Advisor may not assign his rights under this Agreement either in whole or in part without the written consent of ILT. This Agreement will be governed by and construed in accordance to the laws of the state of Utah. If any provision of this agreement is determined to be unenforceable, the remainder of this Agreement shall remain in full force and effect. Any notices under this Agreement shall be sent by certified or registered mail, return receipt requested, to the address specified below. This document along with the Confidentiality Agreement constitutes the entire agreement between the parties and superseded all other understandings with respect to the subject matter. Modification or amendment to this Agreement or any provision thereof, shall be effective only if in writing and signed by the parties.

     IN WITNESS WHEREOF, the parties have signed this Advisory
Agreement as of the effective date.

  COMPANY: Ion Laser Technology, Inc.   ADVISOR:

  By:________________________________   __________________________________
                                        (Signature)
  Title:___________________________     Fed Tax ID No.________________

  3828 South Main Street                Address:
  Salt Lake City, Utah  84115           ______________________________
  Phone: (801) 262-5555                 ______________________________

                                        Phone: _______________________